

5C01T A. TSCHIRGI, CHARTERED
209 WEST MAIN STREET
BOISE. IDAHO 83702
PHONE: 208-287-8200 | FAX: 208-287-8202

SCOIT A. TSCHIRGI
JAYNE T. DAVIS*
*ALSO LICENSED IN OREGON

SCOIT A. TSCHIRGI
DIRECT DIAL: 208-287-5554
EMAIL: SAT@SATCHARTERED.COM

SEC
Mail Processing
Ser.tion

JUL 3 0 201

Washt.,gton OC
403

July 25, 2012

SEC Filing Desk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re: Idaho Mutual Trust Community Finance Co-op, LLC
Regulation A Offering Statement on Form 1-A/A
Filed October 31, 2011
File No. 024-10311

To whom it may concern:

I am writing in response to a telephone conversation I had with Jessica Livingston regarding not providing a signed copy of the Offering for review.

Per Ms. Livingston's request, enclosed is the originally signed Regulation A Offering Statement with Exhibits attached and 2 complete copies, also enclosed are four (4) redlined copies of the Offering Stateme which do not have the Exhibits attached.

If you have any questions, please feel free to contact me.

Very truly yours,

Scott A. Tschirgi

SAT:gds
enclosures
cc: client w/out enclosures
cc: Jessica Livingston w/out enclosures